Exhibit 99.15

CONSENT OF BARTON G. STONE, C.P.G. & PINCOCK, ALLEN & HOLT

The undersigned hereby consents to the use of our names in connection with the following report and documents, which are being filed as exhibits to and incorporated by reference into; i) the Annual Report on Form 40-F of Gammon Gold Inc. (the "Company") and ii) the Company's Registration Statement on Form F-10 (File No. 333-162371) being filed with the United States Securities and Exchange Commission:

1.	The technical report dated November 25, 2002, entitled "Guadalupe y Calvo Gold-Silver Project, Chihuahua, Mexico," (the "Guadalupe Report"); and

2.	The Annual Information Form of the Company dated March 23, 2011, which includes reference to my name in connection with information relating to the Guadalupe Report, and the properties described therein.

Dated: March 23, 2011

/s/ Barton G. Stone
BARTON G. STONE, C.P.G.
Chief Geologist